Red White & Bloom Brands Inc.
Via SEDAR

July 10, 2020

TO ALL REGULATORS AND EXCHANGES

RE:	Red White & Bloom brands Inc.	(the "Issuer")
Notice of Meeting and Record Dates

We advise the following with respect to the Issuer's upcoming Meeting of Security Holders:

1	Meeting Type	Annual General & Special Meeting
2	Record Date for Notice of Meeting	August 5, 2020
3	Record Date for Voting (If Applicable)	August 5, 2020
4	Beneficial Ownership Determination Date	August 5, 2020
5	Meeting Date	September 9, 2020
6	Meeting Location	Suite 810, 789 West Pender Street Vancouver, British Columbia, V6C 1H2
7	Voting Securities Details
8	Description (Class)	a) Common b) Preferred Series II c) Preferred Series I
9	ISIN / CUSIP	a) CA75704R1010 / 75704R101 b) CA75704R2000 / 75704R200 c) n/a

10	Issuer sending proxy related materials directly to Non-Objecting Beneficial Owners (NOBO's)	NO
11	Issuer paying for delivery of Objecting Beneficial Owners (OBO's)	NO
12	Notice and Access
	Beneficial Holders	NO
	Registered Holders	NO
13	Material Selection	S - Annual & Special Materials

Regards,

"Theo Van der Linde"
Johannes (Theo) van der Linde, Director and CFO
Red White & Bloom brands Inc.